Exhibit 99.1

PRESS RELEASE

Formula Systems Reports Second Quarter 2021 Financial Results: Record-Breaking Results with Double Digit Growth Across All Key Financial Indices

Or Yehuda, Israel, August 19, 2021 – Formula Systems (1985) Ltd. (NASDAQ: FORTY), a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, today announced its results for the second quarter and six months-period ended June 30, 2021.

Financial Highlights for the Second Quarter Ended June 30, 2021

●	Consolidated revenues for the second quarter ended June 30, 2021 increased by 34.5% to a record breaking $587.9 million compared to $437.1 million in the same period last year.

●	Consolidated operating income for the second quarter ended June 30, 2021 increased by 24.1% to a record breaking $50.5 million, with growth recorded across Formula’s entire investment portfolio, compared to $40.7 million in the same period last year.

●	Consolidated net income attributable to Formula’s shareholders for the second quarter ended June 30, 2021 increased by 18.7% to a record breaking $13.3 million, or $0.86 per fully diluted share, compared to $11.2 million, or $0.73 per fully diluted share, in the same period last year.

Financial Highlights for the Six Months-Period Ended June 30, 2021

●	Consolidated revenues for the first half ended June 30, 2021 increased by 28.5% to $1,160.5 million, with growth recorded across Formula’s entire investment portfolio. Revenues for the first half ended June 30, 2020 amounted to $903.3 million.

●	Consolidated operating income for the first half ended June 30, 2021 increased by 23.2% to $98.0 million, with growth recorded across Formula’s entire investment portfolio. Consolidated operating income for the first half ended June 30, 2020 amounted to $79.5 million.

●	Consolidated net income attributable to Formula’s shareholders for the first half ended June 30, 2021 was $25.8 million, or $1.66 per fully diluted share, compared to $22.3 million, or $1.44 per fully diluted share, in the same period last year, reflecting an increase of 15.7% year over year.

●	As of June 30, 2021, Formula held 48.9%, 43.9%, 45.5%, 100%, 50%, 90.1%, 80% and 100% of the outstanding ordinary shares of Matrix IT Ltd., Sapiens International Corporation N.V, Magic Software Enterprises Ltd., Michpal Micro Computers (1983) Ltd., TSG IT Advanced Systems Ltd., Insync Staffing Solutions, Inc., Ofek Aerial Photography Ltd. and ZAP Group Ltd., respectively.

●	Consolidated cash and cash equivalents, short-term bank deposits and investments in marketable securities totaled approximately $468.2 million as of June 30, 2021, compared to $533.2 million as of December 31, 2020.

●	Total equity as of June 30, 2021 was $1,127.4 million (representing 43.6% of the total consolidated balance sheet), compared to $1,108.5 million (representing 44.0% of the total consolidated balance sheet) as of December 31, 2020.

Declaration of Dividend for the First Half of 2021

●	Based on the Company’s semi-annual results, the Company’s board of directors approved a cash dividend in the amount of NIS 2.53 per share (approximately $0.78 per share) and in the aggregate amount of approximately NIS 38.7 million (approximately $12.0 million).

●	The dividend is payable on September 22, 2021 to all of the Company’s shareholders of record at the close of trading on the NASDAQ Global Select Market (or the Tel-Aviv Stock Exchange, as appropriate) on September 1, 2021. The dividend will be paid in New Israeli Shekel with respect to the ordinary shares of Formula Systems (1985) Ltd. that are traded on the Tel Aviv Stock Exchange and the American Depositary Receipts of Formula Systems that are traded on the NASDAQ Global Select Market

In accordance with Israeli tax law, the dividend is subject to withholding tax at source at the rate of 30% (if the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company's share capital) or 25% (for all other dividend recipients) of the dividend amount payable to each shareholder of record, subject to applicable exemptions.

Debentures Covenants

As of June 30, 2021, Formula was in compliance with all of its financial covenants under the debenture series issued by Formula, based on the following achievements:

Covenant 1

●	Target equity attributable to Formula’s shareholders (excluding non-controlling interests): above $215 million.

●	Actual equity attributable to Formula’s shareholders is equal to $517.5 million.

Covenant 2

●	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for Formula’s Series A and C Secured Debentures): below 65%.

●	Actual ratio of net financial indebtedness to net capitalization is equal to 9.0%.

Covenant 3

●	Target ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four recent quarters): below 5.

●	Actual ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four recent quarters) is equal to 0.38.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said: “We are very pleased to continue our strong momentum recorded across our entire investment portfolio reaching all-time second quarter highs across all of our key indices (revenues, gross profit, operating income, EBITDA and net income). Our strong second quarter financial results recorded across all our key financial indices reflects our continued focus on the execution of our growth strategy. We continue our efforts across our entire portfolio to adhere to our core values of innovation, professionalism, agility and transparency which allow us to continue our growth and protect our leading position.”

“Matrix reported its best second quarter in history with record-breaking results recorded across all its key financial indices. We are pleased with Matrix’s continued recognition as a market leader in the implementation of fastest-growing technologies, such as cloud, cyber, digital, data, AI and MA which enables the company to create significant value for its customers in managing, streamlining, accelerating and making their businesses thrive. There is a strong demand in Israel for software services in digital, cloud, cyber, data, and core operating systems—areas where Matrix significantly increased its strength during the COVID-19 period, and which are in the center of the IT market demand. Matrix is involved in projects for large organizations and in national projects of the Israeli government and the security sector, such as the Nimbus project, which is expected to accelerate the implementation of cloud technology in Israel’s public sector.”

“Sapiens reported all time high Non-GAAP revenues of $115 million, 24% higher than in the same period last year and strong Non-GAAP operating margin of 17.2%, improving by 80 basis points, compared to the same period last year. The results demonstrate how well Sapiens is executing its proven “Land and Expand” strategy, which enables it to grow in the highly regulated and regionally diverse global insurance markets and validate its operating leverage. This unique value proposition enables insurers to benefit from Sapiens pre-integrated, cloud-first, low-code “insurance-in-a-box” approach across the majority of its products, empowering them to choose between deploying Sapiens end-to-end solution, or any combination of its components, to meet their evolving needs. Sapiens increased its revenue guidance for the second time this year, to a range of $461 to $466 million from its prior range of $459 to $464 million and increased its operating margin guidance to a range of 17.2% to 17.5% from its prior range 17.0% to 17.4%.”

“Magic Software’s solid execution in the second quarter delivering double-digit growth across all key financial indices (revenues, gross profit, operating income, net income and EBITDA), with record-breaking revenues reaching $119 million and record breaking operating income, demonstrate the important role Magic Software plays in its customers’ lifecycles and transformative journeys, as well as the success of its strategy to build a broad business portfolio that creates value for its customers in managing, streamlining, accelerating and maximizing their businesses. Magic increased its 2021 revenue guidance for the second time this year to a range of $450 to $460 million from its prior range of $425 to $435 million.”

“Michpal Group continues to realize synergies and monetize on its busines model with its revenues, growing by 35% year over year to ILS 50 million for the first half of 2021, with 67% accounted to organic growth. Michpal Group is well positioned to continue helping its customers to adjust to the ever-changing governmental labor guidelines.”

“TSG (held equally by Formula and Israel Aerospace Industries) also concluded the first half of 2021 on a high note, with solid revenues and a 77% increase in operating income. In addition, and following the R&D efforts invested jointly with the Belinson healthcare campus, the integration of TSG AI prediction system of patient deterioration of COVID -19 was successfully finalized during the first half of 2021 and achieved impressive results.”

“Lastly, we are very pleased to include for the first time the results of Zap Group, a leading group of consumer sites in Israel and a well-reputable brand in the Israeli market, offering a wide range of solutions in the field of advertising, website promotion and targeted mailing. During these past months we’ve been focusing together with Zap’s management on the integration of Zap Group and on building a long-term strategy plan to accelerate its growth including the formation of potential business partnerships in order to expand Zap’s products and services offerings as well as reaching new customers. we will remain focused on the successful integration of Zap Group and continue to carefully explore additional M&A opportunities.”

Stand-Alone Financial Measures

This press release presents, further below, certain stand-alone financial measures to reflect Formula’s stand-alone financial position in reference to its assets and liabilities as the parent company of the group. These financial measures are prepared consistent with the accounting principles applied in the consolidated financial statements of the group. Such measures include investments in subsidiaries and a jointly controlled entity measured at cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.

Formula believes that these financial measures provide useful information to management and investors regarding Formula’s stand-alone financial position. Formula’s management uses these measures to compare the Company’s performance to that of prior periods for trend analyses. These measures are also used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these stand-alone financial measures provides an additional tool for investors to use in evaluating Formula’s financial position.

Management of the Company does not consider these stand-alone measures in isolation or as an alternative to financial measures determined in accordance with GAAP. Formula urges investors to review the consolidated financial statements which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business or financial position.

About Formula

Formula Systems, whose ordinary shares are traded on the Tel-Aviv Stock Exchange and ADSs are traded on the NASDAQ Global Select Market, is a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the COVID-19 (coronavirus) pandemic, which may last longer than expected and materially adversely affect our results of operations; the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus outbreak, or fluctuations in currency exchange rates; and risks related to our principal location in Israel.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
	Unaudited		Unaudited
Revenues	587,875	437,064	1,160,518	903,334
Cost of revenues	446,934	334,138	894,019	697,269

Gross profit	140,941	102,926	266,499	206,065
Research and development costs, net	16,321	12,084	32,325	25,047
Selling, marketing and general and administrative expenses	74,086	50,135	136,186	101,508
Operating income	50,534	40,707	97,988	79,510
Financial expenses, net	5,940	5,627	11,043	10,271

Income before taxes on income	44,594	35,080	86,945	69,239
Taxes on income	10,844	8,703	20,193	16,426

Income after taxes	33,750	26,377	66,752	52,813
Share of profit of companies accounted for at equity, net	431	218	661	347

Net income	34,181	26,595	67,413	53,160
Net income attributable to non-controlling interests	20,846	15,363	41,659	30,907

Net income attributable to Formula Systems’ shareholders	13,335	11,232	25,754	22,253

Earnings per share (basic)	0.87	0.74	1.68	1.46
Earnings per share (diluted)	0.86	0.73	1.66	1.44

Number of shares used in computing earnings per share (basic)	15,289,267	15,285,517	15,289,267	15,285,100
Number of shares used in computing earnings per share (diluted)	15,362,906	15,292,486	15,350,431	15,292,372

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	June 30,	December 31,
	2021	2020
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	446,365	501,650
Short-term deposits	20,612	30,289
Marketable securities	1,211	1,238
Trade receivables	576,241	519,885
Other accounts receivable and prepaid expenses	79,600	83,820
Inventories	19,300	23,988
Total current assets	1,143,329	1,160,870

LONG-TERM ASSETS:
Deferred taxes	42,440	39,750
Other long-term accounts receivable and prepaid expenses	28,670	22,872
Total long-term assets	71,110	62,622

INVESTMENTS IN COMPANIES ACCOUNTED FOR AT EQUITY METHOD	28,956	28,311

PROPERTY, PLANTS AND EQUIPMENT, NET	56,749	59,176

RIGHT-OF-USE ASSETS	105,133	114,414

NET INTANGIBLE ASSETS AND GOODWILL	1,181,000	1,094,687

TOTAL ASSETS	2,586,277	2,520,080

CURRENT LIABILITIES:
Loans and credit from banks and others	156,581	120,444
Debentures	37,890	41,454
Current maturities of lease liabilities	31,997	32,065
Trade payables	145,886	153,322
Deferred revenues	142,492	128,898
Other accounts payable	252,276	259,223
Liabilities in respect of business combinations	5,118	8,654
Put options of non-controlling interests	35,503	35,843
Total current liabilities	807,743	779,903

LONG-TERM LIABILITIES:
Loans and credit from banks and others	159,519	180,316
Debentures	226,000	203,070
Lease liabilities	83,412	91,188
Other long-term liabilities	15,458	12,191
Deferred taxes	69,860	68,367
Deferred revenues	19,640	16,626
Liabilities in respect of business combinations	32,803	16,582
Put options of non-controlling interests	29,875	28,175
Employees benefit liabilities	14,536	15,119
Total long-term liabilities	651,103	631,634

EQUITY
Equity attributable to Formula Systems’ shareholders	517,474	503,201
Non-controlling interests	609,957	605,342
Total equity	1,127,431	1,108,543

TOTAL LIABILITIES AND EQUITY	2,586,277	2,520,080

FORMULA SYSTEMS (1985) LTD.

STAND-ALONE STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	June 30,	December 31,
	2021	2020
	(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	24,449	47,852
Other accounts receivable and prepaid expenses	7,981	4,977
Total current assets	32,430	52,829

INVESTMENTS IN SUBSIDIARIES AND A JOINTLY CONTROLLED ENTITY (*)
Matrix IT Ltd.	144,771	142,194
Sapiens International Corporation N.V.	223,024	227,771
Magic Software Enterprises Ltd.	118,944	118,105
Other	181,868	90,359
Total Investments in subsidiaries and a jointly controlled entity	668,607	578,429

OTHER LONG TERM RECEIVABLES	1,683	1,707

PROPERTY, PLANTS AND EQUIPMENT, NET	10	2

TOTAL ASSETS	702,730	632,967

CURRENT LIABILITIES:
Debentures	16,426	21,652
Trade payables	90	349
Other accounts payable	3,607	2,329
Total current liabilities	20,123	24,330

LONG-TERM LIABILITIES:
Debentures	147,065	104,394
Put options of non-controlling interests	1,080	1,042
Liability in respect of business combinations	16,988	-
Total long-term liabilities	165,133	105,436

EQUITY	517,474	503,201

TOTAL LIABILITIES AND EQUITY	702,730	632,967

(*)	The investments’ carrying amounts are measured consistent with the accounting principles applied in the consolidated financial statements of the group and representing the investments’ cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.